Exhibit (d)(12)

SCHEDULE A

Revised December 9, 2025 to the Sub-
Advisory Agreement
Dated December 5, 2023 by and between
Exchange Traded Concepts LLC
And
Bancreek Capital Advisors, LLC

The Adviser will pay the Sub-Adviser, as full compensation for all services provided under this Agreement, a fee computed daily at an annual rate based on the greater of (1) the Minimum Sub-Advisory Fees or (2) the average daily net assets of the Funds in accordance with the following fee schedule (the “Asset-Based Sub-Advisory Fees”), if the aggregate Asset-Based Sub-Advisory Fees exceed the aggregate Minimum Sub-Advisory Fees.

Sub-Advisory Fee
Bancreek U.S. Large Cap ETF	0.63%, on assets up to $250 million; and 0.64%, on assets up to $500 million; and 0.65%, on assets over $500 million.
Bancreek International Large Cap ETF	0.72%, on assets up to $250 million; and 0.73%, on assets up to $500 million; and 0.74%, on assets over $500 million.
Bancreek Global Select ETF	0.72%, on assets up to $250 million; and 0.73%, on assets up to $500 million; and 0.74%, on assets over $500 million.

Agreed and Accepted:

ADVISER:		SUBADVISER:

Exchange Traded Concepts, LLC		Bancreek Capital Advisors, LLC

By:	/s/ Richard Malinowski	By:	/s/ Andrew Skatoff
Name:	Richard Malinowski	Name:	Andrew Skatoff
Title:	Co-Chief Executive Officer	Title:	Chief Investment Officer